

SECU 05040910 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65245

SEC MAIL RECEIVED PROCESSING MAR - 2 2005 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUNICIPAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SEVENTH AVENUE
(No. and Street)

NEW YORK	NEW YORK	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KELLY (212) 931-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUNICIPAL PARTNERS, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS





Signature

MANAGING MEMBER

Title

BERNARD SE[illegible]AN
Notary Public State of New York
No. 31-[illegible]586918
Qualified in New York County
Commission Expires Oct. 31, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Members
Municipal Partners, LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Municipal Partners, LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Municipal Partners, LLC as of December 31, 2004 in conformity with generally accepted accounting principles.



New York, New York

February 10, 2005

MUNICIPAL PARTNERS, LLC

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Note 1)	$ 554,203	
Receivable from clearing agent (Note 3)	133,704	
Receivable from special member (Note 4)	511,689	
Securities owned, at fair market value (Note 5)	453,191	
Equipment and furniture at cost, less accumulated depreciation of $115,458 (Note 1)	167,668	
Prepaid expenses	35,223	
Security deposit (Note 10)	36,488	
TOTAL ASSETS		$1,892,166

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses - special member	$ 322,607	
Accrued expenses - others	232,800	
Note payable - special member (Note 7)	900,000	
TOTAL LIABILITIES		$1,455,407
Commitments (Note 10)		
Members' Equity		436,759
TOTAL LIABILITIES AND MEMBERS' EQUITY		$1,892,166

See Notes To Financial Statements

MUNICIPAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

---

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes.

Securities transactions, which are commissions less related expenses, are recorded on a trade-data basis.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

2. THE COMPANY

The Company is registered as a broker's broker in state and municipal government under the Securities Exchange Act of 1934 and does not maintain any state or municipal securities in its proprietary account. It is exempt from Rule 15c3-3 (k) (2) (ii) of the Securities & Exchange Commission.

The Company was granted membership in the National Association of Securities Dealers, Inc. on June 17, 2002.

The Company, maintains branch offices in Los Angeles, California and in Boca Raton, Florida, both of which commenced operations on January 30, 2002.

3. CLEARING AGENT

The Company, in its capacity as a broker, clear its transactions through another broker, on a fully disclosed basis as in introducing broker, and is exempt from customer reserve requirements. Under its fully disclosed clearing agreement, the Company has agreed to maintain a Deposit Account that shall at all times contain cash and/or securities with a market value of at least $100,000.

4. RECEIVABLE FROM SPECIAL MEMBER

The Company recorded commission income of $511,689, from the date it became registered by the NASD, June 17, 2002 to July 8, 2002. The income during this period was received on the Company's behalf by its special member. This amount is included in litigation proceedings initiated by the Company against its special member. (See Note 11)

5. SECURITIES OWNED, AT FAIR MARKET VALUE

The Company received marketable securities from its managing member whose market value at December 31, 2004 is $453,191.

6. INCOME TAXES

The Company, as an LLC, is not a taxable entity for Federal and New York State income tax purposes. Elements of income and expense flow through and are taxed to the member. The City of New York taxes the Company as an unincorporated business.

7. NOTE PAYABLE

The Company has a promissory note outstanding in the amount of $1,000,000 payable to its special member, Cantor Fitzgerald Partners, with interest at 6% per annum, which rate can increase to 10% following the maturity date or upon the occurrence and continuation of an event of default.

Principal amounts are payable, accompanied by the payment of accrued interest at the Company's discretion, to the date of such payments, in accordance with the following schedule:

DUE DATE	PRINCIPAL PAYABLE
January 30, 2005	$ 100,000
January 30, 2006	100,000
January 30, 2007	700,000

The maturity date of the note is January 30, 2007. Interest, all accrued, but unpaid, shall be payable on the maturity date. The Company, upon written notice, can prepay this note in whole or in part with accrued interest.

7. CONTINUED

The note is secured by the assets of the Company, the managing member's interest in the Company and any member owning 10% or more of the Company. On January 30, 2005, the Company paid the principal due of $100,000.

8. PENSION PLAN

As of January 1, 2003, the Company adopted a 401 (k) employee savings and retirement plan covering all eligible employees, as defined. Employee contributions based on compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and based on participants' annual compensation. For the year 2004, the Company made no contribution into the plan.

9. SPECIAL MEMBER GROSS REVENUE ALLOCATION

The Company agreed to pay its special member five (5%) of its gross revenues. Total expense for the period amounted to $294,978.

10. COMMITMENTS

In January 2002, the Company entered into a lease agreement to lease space in New York City for a period of 10 years commencing February 1, 2002 and extending through January 31, 2012.

Minimum annual rental payments are as follows:

2005	$ 118,993
2006	121,967
2007	132,017
2008	136,507
2009	139,636
Thereafter	289,278

The Company is responsible for its share of future increases in building taxes and operating expenses and in addition, pays $ 12,129 for electricity and air conditioning maintenance per annum. The Company has deposited with the landlord $ 27,680 as security.

10. CONTINUED

The Company entered into a sublease agreement to lease space in Boca Raton, Florida for the period January 30, 2002 to May 31, 2005.

Minimum annual rental payments are as follows:

2005	$ 19,519

The Company entered into a sublease agreement to lease space in Los Angeles, California for the period June 1, 2003 to May 31, 2008.

Minimum annual rental payments are as follows:

2005	$ 36,922
2006	38,036
2007	39,175
2008	16,521

The Company has deposited with the landlord $8,808 as security and is responsible for increases in the building operating expenses.

11. LITIGATION

On October 8, 2002, the Company filed a Statement of Claim in arbitration at the National Association of Securities Dealers ("NASD"), captioned Municipal Partners, LLC v. Cantor Fitzgerald Partners ("Cantor") and Howard Lutnick, NASD No. 02-06002 (the "Arbitration"). The Statement of Claim, which alleges Lutnick controls both Cantor and eSpeed, Inc. ("eSpeed") relates to disputes arising out of a series of agreements implementing the Company's repurchase of the municipal bond division from Cantor on January 30, 2002. Among those agreements are a Transition Agreement between Cantor, the Company and Brian Kelly, managing member of the Company, and a License and Service Agreements between eSpeed and the Company. Respondents sought to avoid arbitration but the Appellate Division, First Department, by order dated October 7, 2004, directed respondents to arbitrate the dispute.

11. CONTINUED

As alleged in the Company's Statement of Claim, the Transition Agreement provided for a transition period, during which Cantor was to continue to conduct the municipal bond division's business and the Company was to obtain a broker dealer license. Cantor was to collect the fees generated by the business and, upon the Company becoming licensed as a broker-dealer, to pay an amount equal to the fees collected net of certain credits in Cantor's favor. Among the credits were allocable amounts for certain listed items of overhead, including Ancillary IT Services (as defined in the License Agreement) requested by the Company and provided by eSpeed, and other overhead items allocated on a basis consistent with past practices, among other things.

Pursuant to the License Agreement, eSpeed granted the Company a perpetual, non-exclusive and revocable license to use eSpeed electronic system. eSpeed also agreed to provide Ancillary IT Services to the Company, when and as requested by it.

The Company's Statement of Claim further alleges Cantor has wrongfully withheld approximately $2.5 million in fees it collected during the Transition Period which, after giving effect to certain credits, belong to the Company; Cantor has wrongfully charged for allocable overhead and Ancillary IT Services purportedly provided by eSpeed, and has refused to provide information and back-up documentation for its invoices; Lutnick has tortiously interfered with the Transition Agreement and License Agreement; and Lutnick has caused Cantor and eSpeed to harass the Company, without justification.

Respondents Cantor and Lutnick asserted a counterclaim against the Company for unnamed amounts purportedly owed under the various agreements between the Company and Cantor.

By Order dated February 1, 2005, the NASD Panel granted the Company's motion to amend its Statement of Claim to seek additional damages flowing from Cantor improperly directing eSpeed to terminate its services to the Company on or about November 17, 2004 and denied Respondent Lutnick's motion to dismiss the action against him individually. The Company also sought to amend its Statement of Claim to seek recovery for attorneys' fees resulting from the Company's breach of its good faith obligations under the NASD rules and regulations. That application is pending.

The NASD hearing is currently set for March 28, 2005 through April 1,2005.

11. CONTINUED

On or about October 30, 2002, eSpeed commenced a separate action in the Supreme Court of the State of New York, County of New York, captioned eSpeed, Inc. v. Municipal Partners, LLC, Index No. 603960/2002 (the Related Action"). In the Related Action, eSpeed principally seeks to recover for the alleged breach by the Company of its a Action, eSpeed principally seeks to recover for the alleged breach by the Company of its payment and other obligations under the License Agreement. eSpeed seeks the following relief: damages in the amount of $632,494.08 plus interest for the Company's purported failure to pay for information technology services rendered pursuant to the License Agreement during the period from January 30, 2002 through August 31, 2002; damages in an amount to be determined at trial for eSpeed's share of Electronic Transaction Services Revenues (as defined in the License Agreement) and for the Company's purported breach of the exclusivity provision of the License Agreement; and an accounting.

On November 19, 2002, the Company filed its Answer to the Related Action, denying the substantive allegations in eSpeed's complaint, asserting affirmative defenses, and counter-claiming against eSpeed for damages in an amount to be determined at trial for eSpeed's breach of the License Agreement, including by rendering invoices that purport to include charges for Ancillary IT Services that were not rendered, by rendering invoices that were not properly computed, by refusing to pay or reimburse the Company for technology costs that were eSpeed's responsibility, by intentionally or negligently misleading the Company regarding the services to be provided under the License Agreement and cost therefor, by harassing the Company without just cause through claims that the Company may have compromised the safety and integrity of eSpeed's computers and operations, and by failing to provide the Company with the software capabilities which had previously been provided to the municipal securities division of Cantor. The Company also counterclaims for the rescission or revocation of the License Agreement, on the ground of failure of consideration.

The Court has stayed this action and all discovery therein until April 2005 pending the outcome of the NASD arbitration referenced above.

Finally, on October 1, 2004, Cantor filed an action against the Company and Brian Kelly, Cantor Fitzgerald Partners v. Municipal Partners LLC et.al, Index No. 60323-04, seeking summary judgement in lieu of complaint pursuant to CPLR 3213. The allegations were that the Company allegedly defaulted on a Secured Promissory Note (the "Note"), dated January 30, 2002, by and between the Company and Cantor. Cantor claimed that the Company defaulted on the Note by allegedly breaching certain terms of the Organization Agreement, dated as of January 30, 2002, by and among Cantor, eSpeed, the Company and persons signatory thereto.

11. CONTINUED

The Company opposed the motion and sought dismissal of the action, summary judgement pursuant to CPLR 3212 (b), and sanctions pursuant to 22 NYCRR & 130 et. seq. as a result of Cantor's frivilous conduct. At the December 2, 2004 hearing on Cantor's motion for summary judgement in lieu of complaint Justice Karla Moskowitz noted that the alleged default on the Note by Municipal Partners was part and parcel of the issues to be determined during Arbitration and that the Note was not an instrument for the payment of money only as required under New York law. In addition, the Court was informed that Cantor's counterclaims in the Arbitration include a claim for the monies, the non-payment of which, they claimed warranted acceleration of the Note. In light of these facts, Justice Moskowitz summarily stayed the action until June 2005.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital and aggregate indebtedness of $164,667 and $943,718 respectively. The net capital ratio was 5.73 to 1 or 573.10% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $64,667.

13. GOING CONCERN

The accompany financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the company as a going concern. However, the Company has sustained a substantial operating loss in 2004. As a result, the ability of the Company to maintain its net capital requirements is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

14. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 330 Seventh Avenue, 15th floor, New York, N.Y. 10001 and at the regional office of the Commission located at 233 Broadway, New York, NY 10279